Exhibit 22.1

List of Guarantor Subsidiaries

The following subsidiaries of Antero Resources Corporation (the “Company”) were, as of December 31, 2020, guarantors of the Company’s 5.125% senior notes due 2022, 5.625% senior notes due 2023, and 5.00% senior notes due 2025.

Guarantor	Jurisdiction of Organization
Antero Minerals LLC	Delaware
Antero Subsidiary Holdings LLC	Delaware
Monroe Pipeline LLC	Delaware
MU Marketing LLC	Delaware